EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Prudential Plc
Laurence Pountney Hill
London

We consent to the incorporation by reference in the registration statement of Prudential plc on Form S-8 (No. 333-100143) of our reports dated June 24, 2005, with respect to the consolidated balance sheets of Prudential plc as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders’ capital and reserves and consolidated statement of cash flows from general business and shareholders’ funds for each of the years in the three-year period ended December 31, 2004, and all related financial statement schedules, which report appears in the December 31, 2004 annual report on Form 20-F of Prudential plc.

KPMG Audit Plc

London

22 May 2006